Exhibit (h)(3)(ix)

Amendment No. 8 to Administration, Bookkeeping and Pricing Services Agreement

REPORT MODERNIZATION ADDENDUM

This Amendment No. 8 - Report Modernization Addendum (this “Addendum”) dated May 17, 2018 is to the Administration, Bookkeeping and Pricing Services Agreement dated as of May 1, 2012, as amended (the “Agreement”), by and between Segall Bryant & Hamill Trust (formerly known as Westcore Trust), organized as a statutory trust under the laws of Massachusetts (the “Trust”), and ALPS Fund Services, Inc., a Colorado corporation (“ALPS”), shall be as follows:

WHEREAS, ALPS and the Trust wish to supplement the Agreement to provide for additional services to be performed by ALPS and to set forth the fees for those additional services.

NOW THEREFORE, in consideration of the premises and mutual covenants hereinafter contained, the parties hereto agree as follows:

1.	Services. ALPS will provide the Trust with the additional services (the “Additional Services”) described in Appendix I, attached hereto. Except as otherwise set forth herein, the provision of the Additional Services and duties of each party in connection therewith will be governed under the terms and conditions of the Agreement.

2.	Compensation. In consideration of the Additional Services performed under this Addendum, the Trust shall pay ALPS the fees listed in Appendix II, attached hereto. The imposition of such fees will commence beginning May 1, 2018. During each year of the term of the Agreement, unless the parties shall otherwise agree, the fee that would be charged for the Additional Services would be the base rate fee (as reflected in Appendix II hereto) subject to an annual cost of living adjustment based on the Consumer Price Index for Urban Wage Earners and Clerical Workers, for the Denver-Boulder-Greeley area, as published bimonthly by the United States Department of Labor, Bureau of Labor Statistics, or, in the event that publication of such index is terminated, any successor or substitute index, appropriately adjusted, acceptable to all parties..

3.	Terms Applicable to the Additional Services. As applicable to the Additional Services provided under this Addendum, the parties are further subject to the additional terms and conditions set forth in the Appendix III, attached hereto.

4.	Term, Termination and Modification. This Addendum shall become effective as of the date first written above and shall continue thereafter until the earlier of (i) the termination of this Addendum or (ii) the termination of the Agreement. This Addendum shall be terminable by either party pursuant to the terms set forth in Section 15 of the Agreement, and termination of this Addendum shall not terminate the Agreement. This Addendum cannot be modified except by a written agreement signed by both parties.

Exhibit (h)(3)(ix)

5.	Survival. The provisions of Section 3 of this Addendum shall survive termination of the Agreement and/or this Addendum.

6.	Miscellaneous. Except to the extent expressly amended or supplemented hereby, the provisions of the Agreement remain in full force and effect. All capitalized terms used in this Addendum and not defined herein shall have the meaning ascribed to them in the Agreement. This Addendum may be executed by the parties hereto on any number of counterparts, and all of said counterparts taken together shall be deemed to constitute one and the same instrument.

7.	Governing Law. The provisions of this Addendum shall be construed and interpreted in accordance with the laws of the State of Colorado and the 1940 Act and the rules thereunder. To the extent that the laws of the State of Colorado conflict with the 1940 Act or such rules, the latter shall control.

IN WITNESS WHEREOF, the parties hereto have executed this Addendum as of the day and year first above written.

SEGALL BRYANT & HAMILL TRUST

By:	/s/ Jasper R. Frontz
Name:	Jasper R. Frontz
Title:	Treasurer & CCO

ALPS FUND SERVICES, INC.

By:	/s/ Jeremy O. May
Name:	Jeremy O. May
Title:	President

APPENDIX I

Additional Services

The following Additional Services are to be performed by ALPS for the compensation noted in Appendix II.

Fund Administration

•	Coordinate the preparation and filing of Forms N-PORT and N-CEN with the Securities and Exchange Commission

Revisions to, or the addition of new services to the services listed above (including but not limited to new or revised services related to regulatory changes or special projects) shall be subject to additional fees as determined by ALPS.

APPENDIX II

Compensation

Fees for the Additional Services:

APPENDIX III

Additional Terms

In addition to the terms and conditions of the Agreement, the following terms and conditions apply to the provision of the Additional Services under this Addendum:

1.	Provision of Services.

i.	ALPS may engage persons or organizations (referred to as a “supplier”) to assist in the provision of, or to perform any of its duties of providing the Additional Services; provided that, in such event, ALPS shall not be relieved of any of its obligations otherwise applicable under the Agreement and Addendum. All uses of the term “supplier” in Section 2 of this Appendix III shall include any third party otherwise selected by the Trust, if applicable.

2.	Use of Data; Warranty; Termination of Rights.

i.	As part of the provision of the Additional Services, ALPS may provide valuation information and other data or evaluations to the Trust (collectively, the “Data”) that may be supplied by ALPS or one of its suppliers, or a supplier selected by the Trust. Any Data being provided to the Trust by ALPS or its suppliers pursuant hereto are being supplied to the Trust for the sole purpose of completion of the Additional Services. The Trust may use the Data only for purposes necessary for the Additional Services described in this Addendum or as otherwise reasonably believed to be required by law, including, but not limited to, responding to any requests made by regulatory or legal authorities. The Trust does not have any license nor right to use the Data for purposes beyond the Additional Services described in this Addendum including, but not limited to, resale to other users or use to create any type of historical database. Data cannot be passed to or shared with any other non-affiliated entity.

The Trust acknowledges the proprietary rights that ALPS and its suppliers have in the Data.

ii.	ALPS and its suppliers shall have no liability to the Trust, or a third party, for errors, omissions or malfunctions in the Data or related services, other than the obligation of ALPS to (i) endeavor, upon receipt of notice from the Trust, to correct a malfunction, error, or omission in any Data or related services and (ii) to oversee and monitor the activities of the suppliers in a commercially reasonable manner.

iii.	Trust acknowledges that the Data and related services are intended for use as an aid to institutional investors, registered brokers or professionals of similar sophistication in making informed judgments concerning securities, in connection to the Additional Services. Trust accepts responsibility for, and acknowledges it exercises its own independent judgment in, its selection of the Data and related services, its selection of the use or intended use of such, and any results obtained. Nothing contained herein shall be deemed to be a waiver of any rights existing under applicable law for the protection of investors.

iv.	Other than to the extent arising under ALPS’ failure to fulfill its obligations under (ii) above, the Trust shall indemnify ALPS and its suppliers against and hold ALPS harmless from any and all losses, damages, liability, costs, including attorney's fees, resulting directly or indirectly from any claim or demand against ALPS or its suppliers by a third party arising out of or related to the accuracy or completeness of any Data or related services received by the Trust, or any data, information, service, report, analysis or publication derived therefrom. Neither ALPS or its suppliers shall be liable for any claim or demand against the Trust by a third party.

v.	ALPS and its suppliers, nor the Trust shall be liable for (i) any special, indirect or consequential damages (even if advised of the possibility of such), (ii) any delay by reason of circumstances beyond its control, including acts of civil or military authority, national emergencies, labor difficulties, fire, mechanical breakdown, flood or catastrophe, acts of God, insurrection, war, riots, or failure beyond its control of transportation or power supply, or (iii) any claim that arose more than one year prior to the institution of suit therefor.

vi.	THE TRUST HEREBY ACCEPTS THE DATA AS IS, WHERE IS, ALPS AND ITS SUPPLIERS MAKE NO WARRANTIES, EXPRESS OR IMPLIED, AS TO MERCHANTABILITY, FITNESS OR ANY OTHER MATTER.

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